

January 20, 2011

Harry S. Palmin
President and Chief Executive Officer
Novelos Therapeutics, Inc.
One Gateway Center, Suite 504
Newton, Massachusetts 02458

> **Re:** **Novelos Therapeutics, Inc.**
> **Form 10-K**
> **Filed March 30, 2010**
> **File No. 333-119366**

Dear Mr. Palmin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director